Exhibit 99.4

A2Z Cust2Mate Solutions Corp. Announces Proposed Public Offering

TEL AVIV, ISRAEL – January 27, 2025 – A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (FRA - WKN: A3CSQ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announced that it is proposing to offer and sell its common shares in an underwritten public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. All securities to be sold in the offering will be offered by A2Z.

A2Z intends to use the net proceeds from the offering for continued development and expansion of existing business, including fulfilment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for this offering.

The securities described above will be offered pursuant to a shelf registration statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on April 21, 2023. A preliminary prospectus supplement and accompanying base prospectus relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov, copies of which may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, New York 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This offering will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the public offering and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the SEC.

Contact Information:

John Gildea

VP corporate communication

John@a2zas.com

00353 86 8238177